SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549



SCHEDULE 13D


Under the Securities Exchange Act of 1934


U.S. HOMECARE CORPORATION
(Name of issuer)


COMMON STOCK
(Title of class of securities)


911819100
(CUSIP number)

Sanders Morris Mundy Inc., 3100 Chase Tower
Houston, Texas  77002 (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


June 30, 1999
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box.


Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)












SCHEDULE 13D

CUSIP No. 911819100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

          SANDERS MORRIS MUNDY INC.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) (
    (b) (

3 SEC USE ONLY

4 SOURCE OF FUNDS*

	     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   (

6 CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

                         7     SOLE VOTING POWER
NUMBER OF                          24,473,041
SHARES                   8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 9     SOLE DISPOSITIVE POWER
EACH REPORTING                     24,473,041
PERSON WITH              10    SHARED DISPOSITIVE POWER



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,473,041

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.6%

14 TYPE OF REPORTING PERSON*

           CO







Item 1.     Security and Issuer

The class of equity securities to which this statement relates is the common stock (the "Common Stock") of U.S. HomeCare
Corporation, whose principal executive office is located at Two
Hartford Square West, Suite 300, Hartford CT  06106.

Item 2.     Identity and Background

This statement is filed on behalf of Sanders Morris Mundy
Inc., a Texas corporation ("Corporation" or "Reporting Person"), whose business address is 3100 Chase Tower, Houston, Texas
77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Mundy Inc. required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Mundy Inc. No corporation or other person is or may be deemed to be ultimately in control of Sanders Morris Mundy Inc. Sanders Morris Mundy Inc. is a registered broker/dealer.

Don A. Sanders is Chairman of the Executive Committee of the corporation. The address of his principal office is 3100
Chase Tower, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

Michael Chadwick is Senior Vice President of the corporation.
The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Chadwick is a citizen of the United States.

George Ball is Chairman of the Board of the corporation. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Ball is a citizen of the United States.

Ben T. Morris is President, Chief Executive Officer and Director of the corporation. The address of his principal office is 3100
Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

John E. Drury is a Director of the corporation, and is Chief
Executive Officer of Waste Management, Inc.  The address of his
Principal office is 1001 Fannin, Suite 4000, Houston, Texas
77002.  Mr. Drury is a citizen of the United States.

Bruce R. McMaken is Vice President, Investment Banking of the corporation. The address of his principal office is 3100 Chase
Tower, Houston, Texas  77002.  Mr. McMaken is a citizen of the
United States.

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


Item 3.    Source and Amount of Funds or Other Consideration

The funds used or to be used in making purchases of the Issuer's
Common Stock are working capital funds of the corporation.

Item 4.   Purpose of Transaction

The securities of the Issuer were acquired by the corporation in open market transactions and privately negotiated transactions and for the corporation for investment purposes only. The corporation currently intends to review continuously its equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon its evaluation of the Issuer's business and prospects and upon future developments, the corporation, or other entities that may be deemed to be affiliates of the corporation, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the corporation has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer,
(v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

The corporation directly owns 19,094,479 shares of Issuer's
Common Stock; 247,231 shares of the Issuer's $35.00 6% Convertible Preferred Stock that are convertible into 5,378,562 shares of Issuer's Common Stock

The corporation has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the corporation's shares.

(a) The aggregate number and percentage of shares of Class A Common Stock of the Issuer beneficially owned by the persons identified
In Item 2 is as follows:

BENEFICIAL OWNER     AGGREGATE NUMBER	CLASS 	PERCENTAGE
			     SHARES OWNED		    		 OF CLASS

Corporation			19,094,479 (1)	Common	  49.63%
Corporation			247,231		Convt. Pfrd.  49.63%
Michael Chadwick		2,324 		Common	   .005%
George Ball			31,093 		Common	    .07%
Ben Morris			5,825 		Common	    .01%
John Drury			121,380 		Common	    .28%
Bruce McMaken		58,641		Common	    .17%
Bruce McMaken		750			Convt. Pfrd.    .17%
Don Sanders			2501			Warrants	   1.15%
Don Sanders			278,848 (2)		Common	   1.15%
Don Sanders			214,365 (3)		Common	   1.15%
Don Sanders			7,767 (4)		Common	   1.15%

(1) Includes 4th Quarter 1998 stock dividend of 4,186,624
shares and 1st Quarter 1999 stock dividend of 14,857,572 shares, received June 17, 1999.
(2) Don Sanders's discretionary shares.
(3) Don Sanders's personal shares.
(4) Spousal shares.

(b) The corporation has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of all the corporation's shares, while the applicable beneficial owners have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable beneficial owner's shares.

(c) The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of all the Spousal shares of Common Stock.

(d) The corporation is a market maker in U.S. Homecare. The ending positions, total purchases, total sales and the average price of the purchase and sale transactions for the previous two months are as follows:

May 1999 ending balance:		  	    387
June 1999 ending balance:   	     		 21,273

Total purchases for previous 2 months:	373,236
Total sales for previous 2 months:		356,525

Average purchase price:			   	   .017
Average sale price:				   .020

(e) n/a

Item 6.    Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

None


Item 7.    Material to be Filed as Exhibits

 Exhibit		Title

    A			Appendix A
			Directors and Executive Officers of Sanders
			Morris Mundy Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated July 7, 1999



Sanders Morris Mundy Inc.



By:     /s/ Ben T. Morris, President